UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)

ACORN INTERNATIONAL, INC.

(Name of Issuer)

Ordinary Shares*

American Depositary Shares

(Title of Class of Securities)

004854105

(CUSIP Number)

July 28, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

*	Not for trading, but only in connection with the registration of American Depositary Shares each representing 3 ordinary shares.

**	This CUSIP number applies to the American Depositary Shares.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons SB Asia Investment Fund II L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0 Shares
	6	Shared Voting Power 0 Shares
	7	Sole Dispositive Power 0 Shares
	8	Shared Dispositive Power 0 Shares
9	Aggregate Amount Beneficially Owned by Each Reporting Person 0 Shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 0%
12	Type of Reporting Person PN

1	Names of Reporting Persons SAIF II GP L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0 Shares
	6	Shared Voting Power 0 Shares
	7	Sole Dispositive Power 0 Shares
	8	Shared Dispositive Power 0 Shares
9	Aggregate Amount Beneficially Owned by Each Reporting Person 0 Shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 0%
12	Type of Reporting Person PN

1	Names of Reporting Persons SAIF Partners II L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0 Shares
	6	Shared Voting Power 0 Shares
	7	Sole Dispositive Power 0 Shares
	8	Shared Dispositive Power 0 Shares
9	Aggregate Amount Beneficially Owned by Each Reporting Person 0 Shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 0%
12	Type of Reporting Person PN

1	Names of Reporting Persons SAIF II GP Capital Ltd.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0 Shares
	6	Shared Voting Power 0 Shares
	7	Sole Dispositive Power 0 Shares
	8	Shared Dispositive Power 0 Shares
9	Aggregate Amount Beneficially Owned by Each Reporting Person 0 Shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 0%
12	Type of Reporting Person OO

Item 1(a).	Name of Issuer: Acorn International, Inc. (“Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices: 19/F, 20th Building 487 Tianlin Road Shanghai 200233 People’s Republic of China

Item 2(a).	Name of Person Filing: This Schedule 13G is being jointly filed by: SB Asia Investment Fund II L.P. SAIF II GP L.P. SAIF Partners II L.P. SAIF II GP Capital Ltd.

Item 2(b).	Address of Principal Business Office, or, if none, Residence: P.O. Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands

Item 2(c).	Citizenship:

	SB Asia Investment Fund II L.P.	Cayman Islands

	SAIF II GP L.P.	Cayman Islands

	SAIF Partners II L.P.	Cayman Islands

	SAIF II GP Capital Ltd.	Cayman Islands

Item 2(d).	Title of Class of Securities: Ordinary shares, par value US$0.01 American Depository Shares

Item 2(e).	CUSIP No.: 004854105

Item 3.	Not Applicable.

Item 4.	Ownership

Reporting Person	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class
SB Asia Investment Fund II L.P.	0	0	0	0	0	0	0%
SAIF II GP L.P.	0	0	0	0	0	0	0%
SAIF Partners II L.P.	0	0	0	0	0	0	0%
SAIF II GP Capital Ltd.	0	0	0	0	0	0	0%

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof, the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of Group

Not applicable

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 8, 2017

SB Asia Investment Fund II L.P.

By:	/s/ Andrew Y. Yan
Name:	Andrew Y. Yan
Title:	Director of SAIF II GP Capital Ltd., which is the General Partner of SAIF Partners II L.P., which is the General Partner of SAIF II GP L.P., which is the General Partner of SB Asia Investment Fund II L.P.

SAIF II GP L.P.

By:	/s/ Andrew Y. Yan
Name:	Andrew Y. Yan
Title:	Director of SAIF II GP Capital Ltd., which is the General Partner of SAIF Partners II L.P., which is the General Partner of SAIF II GP L.P.

SAIF Partners II L.P.

By:	/s/ Andrew Y. Yan
Name:	Andrew Y. Yan
Title:	Director of SAIF II GP Capital Ltd., which is the General Partner of SAIF Partners II L.P.

SAIF II GP Capital Ltd.

By:	/s/ Andrew Y. Yan
Name:	Andrew Y. Yan
Title:	Director

EXHIBIT INDEX

Exhibit No.

99.1	Joint Filing Agreement pursuant to 13d-1(k)(1).